[K&L Gates Letterhead]

June 12, 2015

Alison White

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen High Income 2020 Target Term Fund; File Numbers: 333-203768; 811-23051

Dear Ms. White:

This letter responds to the comments contained in the letter dated May 28, 2015 from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Common Shares of the Nuveen High Income 2020 Target Term Fund (the “Registrant” or the “Fund”). For convenience, each of the comments is repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Registration Statement, which was filed with the SEC on the date of this letter and is marked to show changes from the Registration Statement as originally filed.

GENERAL

1.	Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Understood.

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

Response: The Fund’s Adviser (Nuveen Fund Advisors, LLC), certain funds advised by the Adviser and certain other parties named therein as applicants have filed an “Application for an Order Pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the “Act”) for Exemption from the Provisions of Section 17(a) of the Act,” which was filed on December 27, 2013 and amended on July 1, 2014, December 8, 2014 and May 22, 2015 (File No. 812-14258) (the “Application”). The application requested that the relief sought apply to “any investment company registered under the Act… organized in the future, that is advised by the Adviser … provided that any entity that relies on the Order complies with the terms and conditions of the Order as though it were an Applicant.” Therefore, such exemptive relief, if granted, would apply to the Fund if the Fund were to elect to rely on such relief and comply with the terms and conditions thereof. If, after the Fund commences operations, the Application is further amended before issuance of the requested order, it is expected that the Fund would be added to the Application as an applicant.

3.	Comment: Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Response: FINRA will review the proposed underwriting terms and arrangements related to the Fund’s offering of Common Shares.

4.	Comment: Inasmuch as the Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment /guidance/ici073010.pdf.

Response: The Registrant has considered the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller and believes that its disclosure is consistent with such guidance.

5.	Comment: The prospectus frequently refers to the return of the fund’s original NAV on the Termination Date. Wherever this is discussed, please include language to the affect that there can be no assurance that the fund will be able to return such a value to investors on the Termination Date.

Response: The Registrant has revised the prospectus to address this comment.

6.	Comment: Please provide us with a copy of the Common Share Repurchase Plan for our review.

Response: Given current market conditions, the Registrant has elected to forego a share repurchase plan. All references to such plan have been eliminated from the Registration Statement.

REGISTRATION STATEMENT COVER PAGE

7.	Comment: Please confirm supplementally that the “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table includes all shares that may be issued pursuant to the Underwriters’ over-allotment option.

Response: Confirmed. The “Amount Being Registered” includes all shares that may be issued pursuant to the Underwriters’ over-allotment option. The current “Calculation of Registration Fee under the Securities Act of 1933” table reflects only a nominal amount of shares. Once the Underwriters have conducted marketing activity on behalf of the

Fund, the Fund plans to file another pre-effective amendment to the Registration Statement in order to register the number of shares the Underwriters expect to sell in the offering. This number also will include all shares that may be issued pursuant to the Underwriters’ over-allotment option.

PROSPECTUS COVER PAGE

8.	Comment: We note that the cover page is 3 pages long. Item 1.2 of Form N-2 states that the “cover page may include other information if it does not, by its nature, quantity, or manner of presentation impede understanding of the required information.” (Emphasis added). Please revise.

Response: The Registrant has revised the cover page in response to this comment and believes the cover page as revised complies with Item 1.2 of Form N-2.

INVESTMENT OBJECTIVES, page 2

9.	Comment: Please include disclosure that the return of an investor’s original net asset value is not backed or otherwise guaranteed by Nuveen. Please make corresponding changes on pages 5, 13, 25, 29, 44, and SAI page 2.

Response: The Registrant has revised the prospectus and the SAI to address this comment.

INVESTMENT POLICIES, pages 3-4

10.	Comment: On page 4 where you define Managed Assets, please explain how Managed Assets relate to “net assets” (e.g. it is anticipated that Managed Assets will be greater than net assets).

Response: The Registrant has added the following disclosure to the Prospectus Summary in the Section titled “Leverage” and in corresponding places throughout the Registration Statement:

Because Managed Assets include the Fund’s net assets as well as assets that are attributable to the Fund’s investment of the proceeds of its Borrowings, it is anticipated that the Fund’s Managed Assets will be greater than its net assets.

COMMON SHARE REPURCHASE PLAN, pages 10 and 62

11.	Comment: Please explain how the Common Share Repurchase Plan will not violate the anti-manipulation laws, specifically Sections 9(a)(2), 9(a)(6), and 10(b), of the Securities Exchange Act of 1934, as amended (“Exchange Act”), as well as the requirements under Rule 104 of Regulation M for lawful stabilization.

Response: See the Response to Comment 6 above.

12.	Comment: Please explain whether the Common Share Repurchase Plan is in violation of Sections 9(a)(3) and (5) of the Exchange Act. Specifically, explain whether the Fund’s agent through the Common Share Repurchase Plan, in the ordinary course of business, has disseminated information to the effect that the price of the security will likely rise because of the Common Share Repurchase Plan, and whether the issuer’s agent purchases in the Common Share Repurchase Plan was based on consideration received by the issuer.

Response: See Response to Comment 6 above.

13.	Comment: Please explain how the Common Share Repurchase Plan is consistent with Exchange Act Rule 10b-18.

Response: See Response to Comment 6 above.

14.	Comment: Please explain how, in your view, the Common Share Repurchase Plan would not extend the Regulation M restricted period (and thus the trading restrictions under Rules 101 and 102 of Regulation M) if the offered shares were immediately repurchased by the issuer’s agent or the underwriters. Also, please explain how the disclosure of the Common Share Repurchase Plan in the registration statement would not constitute a bid for (or attempt to induce) a covered security during the restricted period in violation of Rules 101 and 102 of the Regulation M.

Response: See Response to Comment 6 above.

INVESTMENT ADVISOR AND SUBADVISER, pages 11-12

15.	Comment: Please disclose how the Fund’s investments in derivatives will be valued for purposes of calculating “Managed Assets.” We may have further comments.

Response: The Fund’s investments in derivatives will be valued at market value for purposes of calculating “Managed Assets,” in accordance with the Fund’s valuation procedures.

FUND LEVEL RISKS - MARKET DISCOUNT FROM NAV, page 13

16.	Comment: Given the five-year term of the Fund, please consider the accuracy of your statement that the “Common Shares are designed primarily for long-term investors.”

Response: The Fund has considered the accuracy of this statement, and respectfully submits that the statement is accurate. The Fund is not designed as a trading vehicle; it is designed for “buy and hold” investors. Although there is no single accepted definition of “long-term,” the Fund points out that the Internal Revenue Code defines the holding period for long-term capital gains and losses as a period exceeding 365 calendar days. The Fund believes that a five-year term constitutes a “long-term” investment.

SUMMARY OF FUND EXPENSES, page 23

17.	Comment: Under “Shareholder Transaction Expenses” please remove the phrase “Borne by the Fund” in the “Offering Expenses” line item, as a portion of the offering expenses are effectively borne by shareholders.

Response: The Registrant has revised the Summary of Fund Expenses to address this comment.

FIVE YEAR TERM AND FINAL DISTRIBUTION, page 28

18.	Comment: Please clarify how the Termination Date with a 6-month extension provision relates to the March 31, 2023 date and its 12 month extension provision described on page 28.

Response: The March 31, 2023 date cited on page 28 of the prospectus was a typographical error. The Registrant has revised this disclosure to reflect the correct November 1, 2020 date.

LEVERAGE, pages 39-42

19.	Comment: With respect to your statement on page 40 that “[t]he Fund maintains in a segregated account with its custodian cash or liquid securities having a value at least equal to the Fund’s net payment obligations under any swap transaction, marked-to-market daily,” please confirm that when the Fund sells or writes a credit default swap, it will segregate the full notional value of the swap.

Response: Confirmed. When the Fund sells or writes a credit default swap, it will segregate the full notional value of the swap.

REPURCHASE OF FUND SHARES; CONVERSION TO OPEN-END FUND, page 68

20.	Comment: Please disclose that conversion to an open-end fund could affect the Fund’s ability to meet its investment objective or to use investment policies and techniques that are more appropriate for a fixed portfolio when one subject to constant demands for redemption and inflows of cash. Also, please disclose whether the Fund will contemplate charging sales or redemption fees upon conversion to an open-end fund and whether redemptions will be made in cash or with portfolio securities. If the Fund, after conversion, intends to retain the option of meeting redemptions with portfolio securities, the costs and risks imposed on redeeming shareholders or receiving such securities should be discussed. See Guide 4 to Form N-2.

Response: The Registrant has revised the disclosure in the “Repurchase of Fund Shares; Conversion to Open-End Fund” section of the prospectus to address this comment.

SAI – BOARD LEADERSHIP AND RISK OVERSIGHT, pages 38-41

21.	With regard to your statement that “[i]n the event of a vacancy on the Board, the Nominating and Governance Committee receives suggestions from various sources as to suitable candidates,” please state explicitly that these sources include shareholders. See Item 18.5(b)(4) of Form N-2.

Response: The registrant has revised the disclosure in the second sentence of the ninth paragraph of the SAI section entitled, “Board Leadership and Risk Oversight” as follows:

“In the event of a vacancy on the Board, the Nominating and Governance Committee received suggestions from various sources, including shareholders, as to suitable candidates.”

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Fatima Sulaiman at 202.778.9082.

Very truly yours,

/s/ David P. Glatz
David P. Glatz

Enclosures

Copies (w/encl.) to     G. Zimmerman

                                     D. Wohl

                                     E. Fess

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